SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02043361

PE 7-1-02

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
JUL 19 2002
WASH, D.C. 164 SECTION

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2002

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

1106145.1

MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1. Magic Software Enterprises Ltd. Press Release dated July 18, 2002.

Item 1

1106145.1

Contact:
David Leichner
VP, WW Marketing
Magic Software Enterprises
(949) 253-9299
davidl@magicsoftware.com

Jacob Tenenboem Elected To Magic Software Board of Directors

New Board Member Brings Extensive Business Experience To Company

Or Yehuda, Israel (July 18, 2002) – Magic Software Enterprises (Nasdaq: MGIC), a leading provider of application development technology and business solutions, announced today the election of Jacob Tenenboem to its board of directors.

Tenenboem is the founder and CEO of I.T. Net Investments, a privately held investment company with 10 investments in Israeli and US high tech companies. He has over twenty years of experience in the IT arena worldwide, which includes extensive experience in M&A activities in approximately 20 companies.

"Jacob Tenenboem brings years of experience to the board that can help us improve our capacity to achieve our goals. His extensive financial background, as well as his broad experience in working with technology companies, specifically in the area of M&A, will provide us years of leadership and knowledge that will help us position Magic Software for future growth," said David Assia, Chairman of Magic Software Enterprises.

Tenenboem has served in various management positions in several private and public companies, among them Formula Systems (1985) Ltd., Sintec Advanced Technologies, Aman Computers, Malal Group, Mainsoft Inc., Noyotec Ltd. and Sabratech Ltd. He has and continues to serve on the board of directors of several companies. Tenenboem holds a B.Sc. in Management and Industrial Engineering from Tel-Aviv University.

About Magic Software Enterprises
Magic Software Enterprises, a member of the Formula Systems group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 13710 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com.

Formula Systems is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)



By________________________
Menachem Hasfari
Chief Executive Officer

Date: July 18, 2002